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                                 HOLLINGER INC.
                                 STATUS UPDATE

     Toronto, Ontario, Canada, June 30, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended, was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.


Recent Events

     As previously announced, as part of its settlement discussions with staff of the U.S. Securities and Exchange Commission (the "SEC") relating to the action commenced by the SEC against Hollinger and certain of its former directors and senior executives (the "SEC Action"), Hollinger voluntarily entered into an arrangement whereby it deposited the net amount received by it directly and indirectly from the special dividends declared by the Board of Directors of Hollinger International on its common stock. The escrow will now terminate upon the earlier to occur of the conclusion of the SEC Action as to all parties and, should Hollinger be unable to reach an overall settlement of the SEC Action, August 31, 2005. If termination of the arrangement occurs, staff of the SEC will have a reasonable opportunity to assert any rights it may have with respect to the escrowed funds.

     On June 29, 2005, Donald M.J. Vale retired as a director of Hollinger. Mr. Vale's company, United Global Partners Inc. ("UGP"), is active in corporate turnarounds, underperforming businesses and corporate management, primarily in the U.K. and U.S.A. Mr. Vale's role as an active director of Hollinger had become very time-consuming, making it difficult for him to devote sufficient time to the affairs of UGP.

     On June 24, 2005, the Ontario Securities Commission issued an order adjourning the scheduling hearing relating to Hollinger, Conrad (Lord) Black, F. David Radler, J.A. Boultbee and Peter Y. Atkinson from June 27, 2005 to October 11, 2005.

     On June 23, 2005, Hollinger International Inc. ("International") announced that its Board of Directors declared a regular quarterly dividend of US$0.05 per share on the issued and outstanding common stock of International to be paid on July 15, 2005 to shareholders of record on July 1, 2005.

     On June 20, 2005, Hollinger filed a motion with the Ontario Superior Court of Justice described below under "Ravelston Receivership and CCAA Proceedings".


Financial Statements

     As previously reported, Hollinger's 2003 annual financial statements could not be completed and audited until Hollinger International Inc.'s 2003 annual financial statements were

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completed. On January 18, 2005, International filed its 2003 Form 10-K with the
SEC, which included audited financial statements and related management discussion and analysis ("MD&A") for the year ended December 31, 2003 and restated audited financial results for the years ended December 31, 1999, 2000, 2001 and 2002. Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new accounting standard. On January 21, 2005, Hollinger International filed its audited financial statements, MD&A and renewal Annual Information Form ("AIF") for the year ended December 31, 2003 with the Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and Hollinger International's auditors.

     On May 19 and 20, 2005, Hollinger International filed its quarterly reports on Form 10-Q for the three, six and nine month periods ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively, with the SEC. These interim financial statements (and related MD&A) were also filed with the Canadian securities regulatory authorities on May 24, 2005.

     Neither Hollinger International nor Hollinger has been able to file its annual financial statements, MD&A and AIF for the year ended December 31, 2004 on a timely basis as required by Canadian securities legislation. Hollinger International has not yet filed its interim financial statements for the fiscal quarter ended March 31, 2005 and Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004 and March 31, 2005. Hollinger International stated in its press release of June 24, 2005 that it anticipates filing its Annual Report on Form 10-K for the year ended December 31, 2004 prior to the end of August 2005. Hollinger International further stated that it expects to become current with its continuous disclosure obligations upon the filing of its third quarter interim financial statements in November 2005.

     Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis, as described below (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by management of Hollinger and was not audited or reviewed by Hollinger's auditors. The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International, are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

     It is Hollinger's intention to complete and publicly disclose an unaudited consolidated balance sheet as at December 31, 2004, together with notes thereto, prepared on an alternative basis similar to that of the Alternative Financial Information described above along with


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unaudited consolidated statements of income, retained earnings and cash flows for the year then ended, all prepared on an alternative basis.


Inspection

     Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of Mr. Justice Campbell of the Ontario Superior Court of Justice. The Inspector has provided eight interim reports with respect to its inspection of Hollinger. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

     To June 24, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$9.8 million.


Supplemental Financial Information

     As of the close of business on June 24, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$68.2 million of cash or cash equivalents, including restricted cash other than as described separately below, on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the June 24, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$10.26, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$161,830,189. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.0 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to certain current and former independent directors and officers; (b) approximately C$3.0 million with the law firm of Goodmans LLP to be available to satisfy Hollinger's aggregate severance obligations to its current independent directors; and (c) approximately US$5.5 million in cash with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes). Consequently, there is currently in excess of US$159.2 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.


Ravelston Receivership and CCAA Proceedings

     On April 20, 2005, Mr. Justice James Farley of the Ontario Superior Court of Justice issued two orders by which The Ravelston Corporation Limited ("Ravelston") and Ravelston


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Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, RSM Richter Inc. was appointed receiver of all of the assets of Ravelston and RMI. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited ("Argus") and five of its subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding retractable common shares of Hollinger (collectively such entities, including Ravelston and RMI are referred to as the "Ravelston Entities"). In addition, Mr. Justice Farley extended to July 20, 2005 the stay of proceedings against the Ravelston Entities that he had granted on April 20, 2005.

     On June 20, 2005, Hollinger filed a motion with the Ontario Superior Court of Justice in the context of the CCAA proceedings respecting the Ravelston Entities for an Order establishing a claims procedure in respect of such entities. Hollinger, being a significant secured and unsecured creditor of Ravelston and RMI, is a major stakeholder in the receivership proceedings and the CCAA proceedings. Hollinger filed its motion for the commencement of a claims procedure process in order that it and other key stakeholders of the Ravelston Entities (including International) are in a position to review and consider all strategic alternatives and options to maximize recovery from the assets and property of the Ravelston Entities. The motion is scheduled to be heard on July 19, 2005.


Outstanding Notes

     As previously announced, as a result of the Receivership Order, the CCAA Order and the related insolvency proceedings respecting Ravelston, RMI and Argus, an Event of Default has occurred under the terms of the indentures governing the Senior Notes and Second Priority Notes. With respect to both the Senior Notes and the Second Priority Notes, the relevant trustee under the indentures or the holders of at least 25 percent of the outstanding principal amount of the relevant Notes has the right to accelerate the maturity of the Notes. Until the Event of Default is remedied or a waiver is provided by holders of the Notes, the terms of the indentures prevent Hollinger from honouring retractions of its Series II Preference Shares. Hollinger is currently exploring alternative forms of financing for the Notes.


Company Background

     Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


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Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca


                              www.hollingerinc.com